Simpson Thacher & Bartlett llp

425 Lexington Avenue

New York, NY 10017-3954

(212) 455-2000

Facsimile (212) 455-2502

Direct Dial Number (212) 455-2948	E-Mail Address JKAUFMAN@STBLAW.COM

March 12, 2018

VIA EDGAR

Re:	National Vision Holdings, Inc. Registration Statement on Form S-1

Heather Percival
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of National Vision Holdings, Inc., a Delaware corporation (the “Registrant”), we hereby submit by direct electronic transmission for filing under the Securities Act of 1933, as amended, a Registration Statement on Form S-1 (the “Registration Statement”). The Registration Statement has been updated primarily from the draft Registration Statement previously submitted confidentially on February 28, 2018 to the staff of the Division of Corporation Finance of the Securities and Exchange Commission to (A) reflect the filing on March 8, 2018 of the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 30, 2017, which is incorporated by reference in the Registration Statement, and (B) include the information about the selling stockholders and the expected size of the proposed offering and related matters.

Please do not hesitate to call me at (212) 455-2948 with any questions or further comments regarding this filing.

Very truly yours,

/s/ Joseph H. Kaufman

Joseph H. Kaufman

cc:	National Vision Holdings, Inc.
Mitchell Goodman

Latham & Watkins LLP
Marc Jaffe
Ian Schuman